SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

(Exact Name of Registrant)

NOTIFICATION OF ELECTION

          The undersigned registered open-end investment company, on behalf of the Fasciano and Focus Portfolios (the "Portfolios"), hereby notifies the Securities and Exchange Commission that the Portfolios elect to commit themselves to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

          Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on the 29th day of April, 2002.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

By: /s/ Richard Russell
Name: Richard Russell
Title: Treasurer and Principal Financial and Accounting Officer

Attest:

/s/ Claudia A. Brandon
Claudia A. Brandon
Secretary